Exhibit (a)(5)(C)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE ITS PUBLICATION WOULD BE UNLAWFUL

Results of the reopening of the public takeover bid on CMB.TECH NV

Antwerp, November 22, 2024, 10 p.m. – CMB NV (“CMB” or the “Bidder”) announced that the acceptance period of the reopening of its public takeover bid on all shares in CMB.TECH NV (“CMB.TECH”) not already owned by CMB or persons affiliated with it (the “Reopening”) expired on November 21, 2024.

During the acceptance period of the Reopening, 1,579,159 shares in CMB.TECH were tendered into the bid. Of those shares, 635,131 shares were tendered in the reopened Belgian offer and 944,028 shares were tendered in the new U.S. offer.

As a result, the Bidder will own a total of 178,726,458 shares in CMB.TECH. Taking into account the 25,807,878 treasury shares held by CMB.TECH and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together will own 204,558,736 shares. This represents 92.04% of the voting rights in CMB.TECH.

Payment of the offer price for the tendered shares will take place on November 27, 2024.

Shareholders that have tendered in the new U.S. offer will receive the offer price of USD 12.66 per share. Shareholders that have tendered in the reopened Belgian Offer will receive EUR 12.16 per share, i.e. the equivalent amount of the offer price in euros calculated using the WM/Reuters spot exchange rate for euros per U.S. dollar at 5:00 p.m. CET on the date of this press release, in accordance with the supplement to the prospectus.

About CMB

CMB, Compagnie Maritime Belge, is a maritime group with its registered offices in Antwerp. CMB is the major shareholder of CMB.TECH.

More information can be found at www.cmb.be.

About CMB.TECH

CMB.TECH (all capitals) is a diversified and future-proof maritime group. We own and operate more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels, tugboats and ferries. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.

The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.

More information can be found at https://cmb.tech

Disclaimer

This press release is also published in Dutch. If ambiguities should arise from the different language versions, the Dutch version will prevail.

This notice does not constitute a takeover bid to purchase securities of CMB.TECH nor a solicitation by anyone in any jurisdiction with respect to CMB.TECH. The public takeover bid is only reopened on the basis of the supplement to the prospectus approved by the FSMA. Neither this notice nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. CMB and persons affiliated with it explicitly decline any liability for breach of these restrictions by any person.

Additional Information for U.S. Holders

This press release is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of CMB.TECH. The new U.S. offer was made pursuant to an offer to purchase and a related letter of transmittal and other materials. CMB filed a tender offer statement on Schedule TO with the SEC with respect to the new U.S. offer on October 23, 2024, as amended or supplemented from time to time, and CMB.TECH filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the new U.S. offer on October 23, 2024, as amended or supplemented from time to time. The new U.S. offer expired on November 21, 2024. You may obtain a free copy of these documents and other documents at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements related to the reopening of the public takeover bid by CMB on CMB.TECH. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on CMB’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such risks and uncertainties include, among others, potential legal actions by parties relating to the Market Court’s decision and the outcome of the proceedings pending before the Enterprise Court in Antwerp. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, CMB undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.